Exhibit 99.1

Pan American Silver Announces Release Date For
2008 Unaudited Fourth Quarter And Year End Results

Vancouver, British Columbia – February 10, 2009-- Pan American Silver Corp. (PAAS: NASDAQ; PAA: TSX) today announced that its unaudited fourth quarter and year end results for 2008 will be released on Wednesday, February 18, 2009 after markets close.  A conference call and live audio webcast to discuss the results will be held on Thursday, February 19, 2009 at 11:00 am ET (8:00 am PT).

Q4 2008 Results Conference Call and Webcast Information

Date:	Thursday, February 19, 2009
Time:	11:00 am Eastern Time – 8:00 am Pacific Time

Dial-In Numbers
North America and International toll number: 1-480-629-9572

Audio Webcast
A live audio webcast can be accessed at:
http://www.investorcalendar.com/IC/CEPage.asp?ID=141069

Playback
North America and International toll number:	1-303-590-3030

Replay Pin Number:	3984271
Playback available for one week following the call

About Pan American Silver

Pan American Silver’s mission is to be the world’s largest and lowest cost primary silver mining company by increasing its low cost silver production and silver reserves.  The Company has eight operating mines in Mexico, Peru, Bolivia and Argentina.

Information Contact

Kettina Cordero
Coordinator, Investor Relations
(604) 684-1175
info@panamericansilver.com

1500 - 625 Howe Street, Vancouver, BC, Canada  V6C 2T6     Tel 604-684-1175  Fax 604-684-0147